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Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

WHITE & CASE

SUPPL

Direct Dial + (212) 819-2583 Direct Facsimile + (212) 354-8113 jmolland@whitecase.com



February 27, 2007

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's Form SC1, dated January 30, 2007, regarding the return of share allotments, and submitted to The Hong Kong Companies Registry on February 8, 2007.

2. The Company's Form SC1, dated February 13, 2007, regarding the return of share allotments, and submitted to The Hong Kong Companies Registry on February 21, 2007.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.
Thank you for your attention to this matter.

Very truly yours,

Jake Molland

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

JM:mmm

Enclosures

cc: Lenovo Group Limited



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	05	02	2007
至 To	13	02	2007



RECEIVED
FEB 2 7 2007
161
PROCESSING
SECTION
WASH, D.C.

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	93,200.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	9,195,082.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,757,294.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb 2004)

Your Receipt
Companies Registry
H.K.

21/02/2007 14:45:19
Submission No.: 222055961/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$9,196.00

Receipt No.	Method	Amount(HKD)
222220078657	Chq	$9,196.00

Total Paid $9,196.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	988,000	0.025	2.245	---	2.22	2,193,360
Ordinary	810,000	0.025	2.435	---	2.41	1,952,100
Ordinary	1,368,000	0.025	2.545	---	2.52	3,447,360
Ordinary	562,000	0.025	2.876	---	2.851	1,602,262

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	3,728,000
各類別股份分配的總數 Total Shares Allotted by Class		Ordinary	3,728,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 13/02/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	05	02	2007
至 To	13	02	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	93,200.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	9,195,082.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,757,294.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

21/02/2007 14:45:19
Submission No.: 222055961/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$9,196.00

Receipt No.	Method	Amount(HKD)
222220078657	Chq	$9,196.00

Total Paid $9,196.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	988,000	0.025	2.245	---	2.22	2,193,360
Ordinary	810,000	0.025	2.435	---	2.41	1,952,100
Ordinary	1,368,000	0.025	2.545	---	2.52	3,447,360
Ordinary	562,000	0.025	2.876	---	2.851	1,602,262

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	3,728,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	3,728,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 13/02/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	05	02	2007
至 To	13	02	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	93,200.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	9,195,082.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,757,294.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816　傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

21/02/2007 14:45:19
Submission No.: 222055961/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$9,196.00

Receipt No.	Method	Amount(HKD)
222220078657	Chq	$9,196.00

Total Paid $9,196.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	988,000	0.025	2.245	---	2.22	2,193,360
Ordinary	810,000	0.025	2.435	---	2.41	1,952,100
Ordinary	1,368,000	0.025	2.545	---	2.52	3,447,360
Ordinary	562,000	0.025	2.876	---	2.851	1,602,262

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	3,728,000
各類別股份分配的總數 Total Shares Allotted by Class		Ordinary	3,728,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 13/02/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	05	02	2007
至 To	13	02	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	93,200.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	9,195,082.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,757,294.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

21/02/2007 14:45:19
Submission No.: 222055961/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$9,196.00

Receipt No.	Method	Amount(HKD)
222220078657	Chq	$9,196.00
Total Paid		$9,196.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	3,728,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	3,728,000



簽署 Signed :

姓名 Name : MOK Chung Fu, Eric　　日期 Date : 13/02/2007

~~董事 Director~~／秘書 Secretary *　　日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted



PROCESSING
RECEIVED
2 7 2007
161
SECTION

	日 DD	月 MM	年 YYYY
由 From	22	01	2007
至 To	30	01	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	75,450.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	7,415,196.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,664,094.345

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

08/02/2007 15:14:53
Submission No.: 233047067/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$7,416.00

Receipt No.	Method	Amount(HKD)
332330066556	Chq	$7,416.00

Total Paid $7,416.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面値 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,006,000	0.025	2.245	---	2.22	2,233,320
Ordinary	598,000	0.025	2.435	---	2.41	1,441,180
Ordinary	878,000	0.025	2.545	---	2.52	2,212,560
Ordinary	536,000	0.025	2.876	---	2.851	1,528,136

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面値 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	3,018,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	3,018,000



簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 30/01/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments
(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes
- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
22	01	2007

至 To

日 DD	月 MM	年 YYYY
30	01	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	75,450.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	7,415,196.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,664,094.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

08/02/2007 15:14:53
Submission No.: 233047067/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$7,416.00

Receipt No.	Method	Amount(HKD)
332330066556	Chq	$7,416.00
Total Paid		$7,416.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,006,000	0.025	2.245	---	2.22	2,233,320
Ordinary	598,000	0.025	2.435	---	2.41	1,441,180
Ordinary	878,000	0.025	2.545	---	2.52	2,212,560
Ordinary	536,000	0.025	2.876	---	2.851	1,528,136

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	3,018,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	3,018,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric 日期 Date : 30/01/2007

~~董事 Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	22	01	2007
至 To	30	01	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	75,450.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	7,415,196.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,664,094.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

08/02/2007 15:14:53
Submission No.: 233047067/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$7,416.00

Receipt No.	Method	Amount(HKD)
332330066556	Chq	$7,416.00

Total Paid $7,416.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,006,000	0.025	2.245	---	2.22	2,233,320
Ordinary	598,000	0.025	2.435	---	2.41	1,441,180
Ordinary	878,000	0.025	2.545	---	2.52	2,212,560
Ordinary	536,000	0.025	2.876	---	2.851	1,528,136

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	3,018,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	3,018,000

簽署 Signed ：

姓名 Name ： MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date ： 30/01/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	22	01	2007
至 To	30	01	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	75,450.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	7,415,196.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,664,094.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

08/02/2007 15:14:53

Submission No.:	233047067/1
CR NO.:	0450816
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$7,416.00

Receipt No.	Method	Amount(HKD)
332330066556	Chq	$7,416.00
Total Paid		$7,416.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,006,000	0.025	2.245	---	2.22	2,233,320
Ordinary	598,000	0.025	2.435	---	2.41	1,441,180
Ordinary	878,000	0.025	2.545	---	2.52	2,212,560
Ordinary	536,000	0.025	2.876	---	2.851	1,528,136

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	3,018,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	3,018,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary*

日期 Date : 30/01/2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*